Exhibit 4.1

AMENDMENT No.1
SHAREHOLDER PROTECTION RIGHTS AGREEMENT

This AMENDMENT NO. 1 TO SHAREHOLDER PROTECTION RIGHTS AGREEMENT (this “Amendment No. 1”), dated as of November 1, 2013, between ANAREN, INC., a New York corporation (the “Company”) and AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, as Rights Agent (the “Rights Agent”, which term shall include any successor Rights Agent hereunder).

WHEREAS, the parties previously entered into a Shareholder Protection Rights Agreement (the “Original Rights Agreement” and, as amended hereby, the “Rights Agreement”) as of the 8th day of April, 2011; and

WHEREAS, pursuant to Section 5.4 of the Original Rights Agreement, the Company and the Rights Agent may, from time to time, supplement or amend the Rights Agreement without the approval of any holders of Rights (as defined in the Rights Agreement) in any respect prior to the Flip-In Date (as defined in the Rights Agreement) subject to certain limitations set forth therein; and

WHEREAS, the Board of Directors of the Company believes it to be in the best interests of the Company and the shareholders of the Company (the “Shareholders”), to provide the Board of Directors with the flexibility to review and approve a proposed business combination that it deems to be in the best interests of the Shareholders without triggering the ability of any holder of Rights to exercise the Rights granted pursuant to the Rights Agreement; and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interest of the Shareholders to amend the Rights Agreement pursuant to said Section 5.4 of the Original Rights Agreement upon the terms set forth herein; and

WHEREAS, pursuant to Section 5.4 of the Original Rights Agreement, the Board of Directors have delivered a certificate to the Rights Agent stating that this Amendment No. 1 is in compliance with the terms of Section 5.4 of the Original Rights Agreement, and desires to direct the Rights Agent execute and deliver this Amendment No.1; and

WHEREAS, except as amended hereby, the Rights Agreement shall remain in full force and effect.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, covenants and agreements set forth herein, the parties to this Amendment No. 1 hereby covenant and agree as follows (double underlined text denotes additions and strike through denotes deletions to the Original Rights Agreement):

1.           Defined Terms.  The defined terms used in this Amendment No. 1 shall have the meaning set forth in the Original Rights Agreement, unless otherwise defined in this Amendment No. 1.

2.           Amendment of Section 1.1.  Certain Definitions.  Section 1.1 of the Rights Agreement shall be amended by:

(a)           amending and restating the following defined terms in their entirety as follows:

“Exempt Person” means the Company or any Subsidiary of the Company, a Person that the Board of Directors of the Company classifies as an “Exempt Person” for purposes of this Agreement (by resolution adopted prior to the Separation Time), any employee benefit plan of the Company or of any Subsidiary of the Company or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or other benefits for employees of the Company or of any Subsidiary of the Company.

“Separation Time” shall mean the close of business on the earlier of (i) the tenth day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (other than an Exempt Person or an employee stock ownership plan) commences a tender or exchange offer which, if consummated, would result in such Person’s becoming an Acquiring Person and (ii) the Flip-in Date; provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any tender or exchange offer referred to in clause (i) of this definition is canceled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed, for purposes of this definition, never to have been made.

(b)           amending the definition of "Beneficial Ownership" by inserting the following at the end of such definition:

"Notwithstanding anything herein to the contrary, no Person shall be deemed to be a Beneficial Owner of, or to beneficially own, any securities solely by virtue of or as a result of any Exempt Transaction, the execution of any agreements entered into in connection therewith or the consummation of any of the transactions contemplated thereby."

3.           Amendment of Section 2.3.  Exercise of Rights, Separation of Rights.  Section 2.3 of the Rights Agreement shall be amended by adding the following sentence at the end of Section 2.3(a):

Notwithstanding anything to the contrary in this Agreement, (i) to the extent the Board of Directors of the Company approves a business combination  (including, without limitation, a merger or consolidation) or tender or exchange offer for shares of Common Stock before the Separation Time (any such transaction, an "Exempt Transaction"), no Rights shall be exercisable pursuant to this Section 2.3 in connection with or as a result of such Exempt Transaction, the execution of any agreements entered into in connection therewith or the consummation of any of the transactions contemplated thereby, nor shall any such Exempt Transaction, the execution of any agreements entered into in connection therewith or the consummation of any of the transactions contemplated thereby result, directly, indirectly or otherwise, in any provisions of this Agreement becoming effective and (ii) to the extent such Exempt Transaction results in the cancellation, conversion or termination of any or all of the shares of issued Common Stock, the Rights associated with such shares of Common Stock shall automatically and without any action by any Person (including the Company and the Rights Agent) terminate and be cancelled simultaneously with the cancellation, conversion or termination of such shares of Common Stock without any payment therefor.

4.           Amendment of Section 5.2.  Expiration.  Section 5.2 of the Rights Agreement shall be amended and restated to read in its entirety as follows:

5.2           Expiration.  No Person shall have any rights pursuant to this Agreement or any Right after the cancellation, conversion or termination of the shares of Common Stock associated therewith or after the Expiration Time, except, if the Rights are exchanged or redeemed, as provided in Section 3.1(c) or 5.1 hereof.

5.           Direction to Rights Agent. The Company hereby directs Rights Agent, in accordance with the terms of Section 5.4 of the Original Rights Agreement, to execute this Amendment No. 1.

6.           Counterparts. This Amendment No. 1 may be executed in any number of counterparts (which may be delivered in original or by facsimile, .pdf or other similar electronic transmission), and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to Shareholder Protection Rights Agreement to be duly executed as of the date first above written.

ANAREN, INC.

By:  s/s Lawrence A. Sala

Name:  Lawrence A. Sala

Title:    President and CEO

AMERICAN STOCK TRANSFER & TRUST
COMPANY, LLC

By:  s/s Michael A. Nespoli

Name:  Michael E. Nespoli

Title:  Executive Director